OraSure Technologies, Inc.

220 East First Street

Bethlehem, Pennsylvania 18015

May 18, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, D.C. 20549

Attn: Michael Davis and Celeste Murphy

Re:	OraSure Technologies, Inc.

Registration Statement on Form S-3

Filed February 10, 2022 (File No. 333-262633)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, OraSure Technologies, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-262633) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 PM, Eastern Time, on May 20, 2022, or as soon thereafter as is practicable.

Please contact Jennifer Porter of Troutman Pepper Hamilton Sanders LLP, counsel to the Company, at (215) 981-4339 to provide notice of effectiveness or if you have any questions or comments concerning this request.

Very truly yours,

ORASURE TECHNOLOGIES, INC.

By:	/s/ Agnieszka Gallagher
Name: Agnieszka Gallagher
Title: Senior Vice President, General Counsel and Secretary